VIA EDGAR

Mr. Craig D. Wilson

Sr. Asst. Chief Accountant

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Celestica Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed March 7, 2016

File No. 001-14832

Dear Mr. Wilson:

I am writing to respond to the questions of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter addressed to me dated September 1, 2016 concerning the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Filing”), filed by the Company with the Commission on March 7, 2016. References in this letter to “we” and “our” refer to the Company.

For convenience of reference, the text of the Staff’s comment contained in your letter is reprinted below in bold, followed by the Company’s response.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

19. Income Taxes, page F-42

1.                                      We note your disclosure that during 2015 you recorded a net income tax expense of $42.2 million which was negatively impacted by $12.2 million attributable to taxable foreign exchange impacts. However, we note that the foreign exchange impact described in your rate reconciliation is $3.4 million. Please reconcile these disclosures. Further, it appears that there are additional material reconciling items that impacted your tax expense during 2015 including $15.1 million relating to “Other, including non-taxable/non-deductible items and changes to net provisions related to tax uncertainties” and $15.3 million relating to “Change in unrecognized tax losses and deductible temporary differences.” Please further describe the nature of these reconciling items and how they impacted your tax expense. Tell us what consideration you gave to further explaining all of the factors that materially impacted your tax expense for the period.

Response:

Reconciliation of Disclosures

As described on page F-43 of the Filing, our 2015 income tax expense was negatively impacted “by taxable foreign exchange impacts arising from the weakening of the Malaysian ringgit and Chinese renminbi relative to the U.S. dollar …”, which required the revaluation of monetary balances, resulted in foreign exchange gains on non-monetary balances (mainly inventory), increased local-currency taxable profits, all of which resulted in additional tax expense to our Malaysian and Chinese subsidiaries of $12.2 million for 2015 (the “Currency Impact”).

The $3.4 million reported on the ‘Foreign exchange’ line of the rate reconciliation table represents the net impact of all foreign exchange items on our 2015 income tax expense, and consists of: (i) the Currency Impact of $12.2 million; (ii) non-taxable foreign exchange of $4 million (related to the revaluation of monetary foreign currency balances of foreign subsidiaries who report in currencies other than the U.S. dollar); (iii) an aggregate of $2.2 million in taxable foreign exchange (similar to the Currency Impact) for subsidiaries other than our Malaysian and Chinese subsidiaries, all of which was offset in significant part by (iv) the reversal of a $15 million deferred tax liability related to specified unrealized foreign exchange gains (described in detail below). Of the amounts referred to above, only the Currency Impact materially impacted our income tax expense, as the amounts in clause (ii) were not taxable, the amounts in clause (iii) were not significant, and the amount in clause (iv) was offset in full by another reconciling item in the table (described in detail below), and therefore had no net impact on our income tax expense.

As at December 31, 2014, our Brazilian subsidiary had recorded a $15 million deferred tax liability related to unrealized foreign exchange gains on inter-company loans (the “Deferred Tax Liability”). The Deferred Tax Liability was fully offset by a $15 million deferred tax asset we recognized related to the future benefit of Brazilian tax losses (the “Deferred Tax Asset”) that would be available to offset the foreign exchange gain when realized, a position we took and previously disclosed on a quarterly and annual basis (see for example page F-52 of the Company’s Form 20-F for the year ended December 31, 2014).

As is described on page F-54 of the Filing, as a result of the weakening of the Brazilian Real relative to the U.S. dollar, the unrealized foreign exchange gains had diminished substantially, and our Brazilian inter-company loans were settled in April 2015. In connection therewith, we reversed the Deferred Tax Liability, and de-recognized the offsetting Deferred Tax Asset. As described above, we included such reversal in the ‘Foreign exchange’ line of the rate reconciliation table. The de-recognition was included in the ‘Change in unrecognized tax losses and deductible temporary differences’ line of the rate reconciliation table.  The reversal and off-setting de-recognition had no net impact on our tax expense for 2015.

Other Reconciling Items

The $15.1 million in the line “Other, including non-taxable/non-deductible items and changes to net provisions related to tax uncertainties” of the rate reconciliation table is comprised of various permanent differences with respect to multiple subsidiaries, as well as inter-company settlements and transactions. None of the permanent differences or inter-company settlements and transactions were individually material, and as a result, were not required to be disclosed separately under IFRS or related interpretations. In addition, the inter-company settlements and transactions were neither taxable nor deductible to the counterparties and therefore had no impact on Celestica’s tax expense for 2015.

In summary, other than the Currency Impact, the reconciling items in the rate reconciliation table were either immaterial, not taxable, or fully offset each other. As a result, the Company believes that it explained in the Filing all of the factors that materially impacted its tax expense for 2015.

Closing Comments:

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I sincerely hope that I have addressed the Staff’s comments on the Filing. I will be pleased to respond promptly to any additional requests for information or material that I may provide in order to facilitate your review.

Sincerely,

/s/ Darren G. Myers
Darren G. Myers
Chief Financial Officer